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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302

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Phone: 720.259.3393

Facsimile: 303.845.7315

December 11, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Mr. Jason L. Drory, Esq. Ms. Mary Beth Breslin, Esq.

Re:	Agentix Corp. Post-effective Amendment No. 1 to Registration Statement on Form S-1 Filed November 4, 2020 File No. 333-248589

Ladies and Gentlemen,

On behalf of Agentix Corp. (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 12, 2020 (the “Comment Letter”), to Rudy Mazzocchi, President and Chief Executive Officer of the Company, relating to the above referenced Post-effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR a second post-effective amendment to the Registration Statement with the Commission, responding to the Staff's comment in the Comment Letter.

For your convenience, the Staff's comment contained in the Comment Letter has been restated below in its entirety.

U.S. Securities and Exchange Commission

December 11, 2020

General

1.

Please be advised that pursuant to Rule 8-08 of Regulation S-X, you were required to include audited financial statements for the fiscal year ended August 31, 2020 in this Post- effective Amendment. In this regard, you do not report income from continuing operations attributable to the registrant before taxes in either fiscal year 2019 or 2018 (page F-14), and therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S-X. As such, you are required to update your financial statements in registration statements filed after 45 days but within 90 days of the year ended August 31, 2020. Please revise your registration statement to update the financial statements.

Response: The Company has revised its disclosure in the Registration Statement to include audited financial statements for the Company’s fiscal year ended August 31, 2020.

We hope the above response and the revised disclosure have addressed appropriately the Staff’s comment. Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.

Sincerely, QUICK LAW GROUP P.C.

/s/ Jeffrey M. Quick
Jeffrey M. Quick

cc:    Rudy Mazzocchi, Agentix Corp.